UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: February 14, 2014

Cementos Pacasmayo S.A.A. and Subsidiaries Consolidated financial statements as of December 31, 2013 and 2012 together with the Independent Auditors´ Report

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2013 and 2012 together with the Independent Auditors´ Report

Content

Independent Auditors´ Report

Consolidated financial statements
Consolidated statements of financial position
Consolidated statements of profit or loss
Consolidated statements of other comprehensive income
Consolidated statements of changes in equity
Consolidated statements of cash flows
Notes to the consolidated financial statements

Independent Auditors' Report

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

We have audited the accompanying consolidated financial statements of Cementos Pacasmayo S.A.A. and its subsidiaries (together the “Group”), which comprise the consolidated statements of financial position as of December 31, 2013 and 2012, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with generally accepted auditing standards in Peru.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Cementos Pacasmayo S.A.A. and subsidiaries as of December 31, 2013 and 2012 and its financial performance and cash flows for the three years ended December 31, 2013, in accordance with International Financial Reporting Standards.

Independent Auditors' Report (continued)

Lima, Peru,
February 13, 2014

Signed by:

Marco Antonio Zaldívar C.P.C.C. Register No.12477

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of financial position
As of December 31, 2013 and 2012

	Note	2013	2012
		S/.(000)	S/.(000)
Assets
Current assets
Cash and term deposits	6	976,952	473,785
Trade and other receivables	7	68,542	69,395
Income tax prepayments		27,679	21,464
Inventories	8	334,471	278,149
Prepayments		11,727	10,616

		1,419,371	853,409

Non-current assets
Other receivables	7	46,292	36,110
Available-for-sale financial investments	9	36,058	34,887
Property, plant and equipment	10	1,537,111	1,394,835
Exploration and evaluation assets	11	59,330	49,486
Deferred income tax assets	15	15,155	13,438
Other assets		1,220	1,159

		1,695,166	1,529,915

Total assets		3,114,537	2,383,324

Liabilities and equity
Current liabilities
Trade and other payables	12	126,897	132,764
Interest-bearing loans and borrowings	14	-	22,884
Income tax payable		2,780	75
Provisions	13	27,984	24,029

		157,661	179,752

Non-current liabilities
Interest-bearing loans and borrowings	14	824,022	192,571
Other non-current provisions	13	20,497	16,578
Deferred income tax liabilities, net	15	102,887	100,308

		947,406	309,457

Total liabilities		1,105,067	489,209

Equity	16
Capital stock		531,461	531,461
Investment shares		50,503	50,503
Additional paid-in capital		556,294	558,478
Legal reserve		119,833	105,221
Other components of equity		19,045	16,711
Retained earnings		653,704	570,878

Equity attributable to equity holders of the parent		1,930,840	1,833,252
Non-controlling interests		78,630	60,863

Total equity		2,009,470	1,894,115

Total liabilities and equity		3,114,537	2,383,324

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of profit or loss
For the years ended December 31, 2013, 2012 and 2011

	Note	2013	2012	2011
		S/.(000)	S/.(000)	S/.(000)

Sales of goods	17	1,239,688	1,169,808	994,970
Cost of sales	18	(716,239)	(713,058)	(569,515)

Gross profit		523,449	456,750	425,455

Operating income (expenses)
Administrative expenses	19	(208,915)	(203,067)	(196,196)
Selling and distribution expenses	20	(29,817)	(30,865)	(23,707)
Other operating income, net	22	8,281	7,706	9,338
Impairment of zinc mining assets	10(b)	-	-	(95,994)

Total operating expenses, net		(230,451)	(226,226)	(306,559)

Operating profit		292,998	230,524	118,896

Other income (expenses)
Finance income	23	27,213	23,326	2,695
Finance costs	24	(37,103)	(23,771)	(19,219)
(Loss) gain from exchange difference, net	5	(48,430)	(736)	1,476

Total other expenses, net		(58,320)	(1,181)	(15,048)

Profit before income tax		234,678	229,343	103,848

Income tax expense	15	(82,395)	(73,743)	(38,379)

Profit for the year		152,283	155,600	65,469

Attributable to:
Equity holders of the parent		155,634	159,005	67,694
Non-controlling interests		(3,351)	(3,405)	(2,225)

		152,283	155,600	65,469

Earnings per share	26
Basic and diluted, profit for the year attributable to equity holders of common shares and investment shares of the parent (S/. per share)		0.27	0.28	0.14

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of other comprehensive income
For the years ended December 31, 2013, 2012 and 2011

	Note	2013	2012	2011
		S/.(000)	S/.(000)	S/.(000)

Profit for the year		152,283	155,600	65,469

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial investments	9(a)	1,171	12,813	(8,739)
Deferred income tax related to component of other comprehensive income	15	(352)	(3,844)	2,622
Exchange differences on translation of foreign currency		-	(321)	(274)
Transfer to profit or loss of cumulative exchange differences on translation of foreign currency, Note 2.3.3		1,591	-	-

Other comprehensive income for the year, net of income tax		2,410	8,648	(6,391)

Total comprehensive income for the year, net of income tax		154,693	164,248	59,078

Total comprehensive income attributable to:
Equity holders of the parent		157,968	167,687	61,332
Non-controlling interests		(3,275)	(3,439)	(2,254)

		154,693	164,248	59,078

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of changes in equity
For the years ended December 31, 2013, 2012 and 2011

	Attributable to equity holders of the parent

	Capital stock	Investment shares	Additional paid- in capital	Legal reserve	Unrealized gain on available-for- sale investments	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Balance as of January 1, 2011	418,777	49,575	-	74,145	15,374	(983)	435,668	992,556	739	993,295
Profit for the year	-	-	-	-	-	-	67,694	67,694	(2,225)	65,469
Other comprehensive income	-	-	-	-	(6,117)	(245)	-	(6,362)	(29)	(6,391)

Total comprehensive income	-	-	-	-	(6,117)	(245)	67,694	61,332	(2,254)	59,078

Dividends, note 16 (h)	-	-	-	-	-	-	(91,000)	(91,000)	-	(91,000)
Incorporation of non-controlling interests, note 1	-	-	-	-	-	-	77,665	77,665	34,547	112,212
Appropriation of legal reserve, note 16 (e)	-	-	-	16,306	-	-	(16,306)	-	-	-

Balance as of December 31, 2011	418,777	49,575	-	90,451	9,257	(1,228)	473,721	1,040,553	33,032	1,073,585
Profit for the year	-	-	-	-	-	-	159,005	159,005	(3,405)	155,600
Other comprehensive income	-	-	-	-	8,969	(287)	-	8,682	(34)	8,648

Total comprehensive income	-	-	-	-	8,969	(287)	159,005	167,687	(3,439)	164,248

Proceeds from the issue of common and investment shares, note 16 (a) y (b)	111,484	928	561,191	-	-	-	-	673,603	-	673,603
Appropriation of legal reserve, note 16(e)	-	-	-	14,770	-	-	(14,770)	-	-	-
Dividends, note 16 (h)	-	-	-	-	-	-	(52,000)	(52,000)	-	(52,000)
Contribution of non-controlling interests, note 16(i)	-	-	-	-	-	-	-	-	28,557	28,557
Sale of treasury shares, note 16 (c)	1,200	-	-	-	-	-	4,922	6,122	-	6,122
Other adjustments of non-controlling interests, note 16(i)	-	-	(2,713)	-	-	-	-	(2,713)	2,713	-

Balance as of December 31, 2012	531,461	50,503	558,478	105,221	18,226	(1,515)	570,878	1,833,252	60,863	1,894,115
Profit for the year	-	-	-	-	-	-	155,634	155,634	(3,351)	152,283
Other comprehensive income	-	-	-	-	819	1,515	-	2,334	76	2,410

Total comprehensive income	-	-	-	-	819	1,515	155,634	157,968	(3,275)	154,693

Refund of capital in subsidiary to non-controlling interests, note 22 (a)	-	-	-	-	-	-	-	-	(1,024)	(1,024)
Appropriation of legal reserve, note 16(e)	-	-	-	14,612	-	-	(14,612)	-	-	-
Dividends, note 16 (h)	-	-	-	-	-	-	(58,196)	(58,196)	-	(58,196)
Contribution of non-controlling interests, note 16(i)	-	-	-	-	-	-	-	-	19,882	19,882
Other adjustments of non-controlling interests, note 16(i)	-	-	(2,184)	-	-	-	-	(2,184)	2,184	-

Balance as of December 31, 2013	531,461	50,503	556,294	119,833	19,045	-	653,704	1,930,840	78,630	2,009,470

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of cash flows
For the years ended December 31, 2013, 2012 and 2011

	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)
Operating activities
Profit before income tax	234,678	229,343	103,848
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization	55,871	47,954	47,633
Unrealized exchange difference related to monetary transactions	48,486	-	-
Finance costs	37,103	23,771	19,219
Long-term incentive plan	6,701	5,529	6,000
Adjustment as a result of physical inventories	3,360	(4,107)	-
Net loss (gain) on disposal of property, plant and equipment	2,555	(3,901)	-
Amortization of costs of issuance of senior notes	1,493	-	-
Unwinding of discount of long-term incentive plan	475	140	-
Estimation of impairment of trade and other accounts receivables	227	105	-
Finance income	(27,213)	(23,326)	(2,695)
Recovery (provision) of impairment of inventories, net	(2,192)	3,278	-
Change in the estimation of rehabilitation costs	(1,068)	-	-
Impairment of zinc mining assets	-	-	95,994
Write-off of exploration and evaluation costs	-	2,447	-
Other operating, net	(1,405)	(311)	1,666

Working capital adjustments
(Increase) decrease in trade and other receivables	(19,993)	17,224	(20,496)
(Increase) decrease in prepayments	(1,111)	1,013	(620)
Increase in inventories	(57,490)	(71,218)	(45,786)
(Decrease) increase in trade and other payables	(20,277)	2,411	25,929

	260,200	230,352	230,692

Interests received	37,650	7,514	2,695
Interests paid	(20,704)	(26,412)	(19,059)
Income tax paid	(85,392)	(111,723)	(81,990)

Net cash flows from operating activities	191,754	99,731	132,338

Consolidated statement of cash flows (continued)

	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)
Investing activities
Decrease in time deposits with original maturities greater than 90 days	1,065,950	–	-
Increase in time deposits with original maturities greater than 90 days	(662,000)	(403,950)	-
Purchase of property, plant and equipment	(200,599)	(248,194)	(240,598)
Purchase of exploration and evaluation assets	(9,844)	(22,038)	(617)
Proceeds from sale of property, plant and equipment	1,161	6,828	2,053
Purchase of other assets	(151)	-	-

Net cash flows from (used in) investing activities	194,517	(667,354)	(239,162)

Financing activities
Proceeds from issuance of senior notes, net of related issuance costs	762,067	-	-
Proceeds from bank overdraft and borrowings	19,914	13,255	403,013
Contribution of non-controlling interests	19,882	28,557	4,779
Payment of borrowings	(202,200)	(388,394)	(119,674)
Dividends paid	(58,093)	(52,016)	(90,761)
Payment of bank overdraft	(33,169)	-	-
Refund of capital in subsidiary to non-controlling interests	(1,024)	-	-
Proceeds from issuance of common and investment shares	-	666,180	-
Proceeds from sale of treasury shares	-	6,122	-
Proceeds from incorporation of non-controlling interests	-	-	118,630

Net cash flows from financing activities	507,377	273,704	315,987

Net increase (decrease) in cash and cash equivalents	893,648	(293,919)	209,163
Net foreign exchange difference	13,469	475	(377)
Cash and cash equivalents as of January 1	69,835	363,279	154,493

Cash and cash equivalents as of December 31	976,952	69,835	363,279

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements
As of December 31, 2013, 2012 and 2011

1.     Corporate information

Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation with publicly traded shares. The Company is a subsidiary of Inversiones Pacasmayo S.A. (IPSA), which holds 50.94% of the Company’s common and investment shares and 52.63% of its common shares as of December 31, 2013 and 2012. The registered office is located at Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in La Libertad region, in the North of Peru.

The consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2013 were authorized for issue by the Management of the Company on February 13, 2014. The consolidated financial statements as of December 31, 2012 and for the year ended that date were finally approved by the General Shareholders´ Meeting on March 26, 2013.

As of December 31, 2013, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Fosfatos del Pacífico S.A., Salmueras Sudamericanas S.A. and Calizas del Norte S.A.C.

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

-
Cementos Selva S.A. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru.  Also, it holds shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru) and in Acuícola Los
Paiches S.A.C. (a fish farm entity).

-	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells blocks, cement bricks and ready-mix concrete.

-	Empresa de Transmision Guadalupe S.A.C. is mainly engaged in providing energy transmission services to the Company.

-
Fosfatos del Pacifico S.A., hereinafter “Fosfatos”, is mainly engaged in the exploration of phosphate rock deposits and the production of diatomite. In the Board of Directors´Meeting held on December 21, 2011, the Company agreed to sell 30 % of the shares of this subsidiary to MCA Phosphates Pte. Ltd., hereinafter “MCA” (subsidiary of Mitsubishi Corporation, hereinafter “Mitsubishi”) for an aggregate purchase price of approximately US$46,100,000.  As a consequence of this transaction, the Group recognized a gain directly in equity, net of tax, commissions and other minor related costs for S/.77,665,000.  In relation to this sale of shares, on December 29, 2011, Mitsubishi entered into an off-take agreement to purchase the future production of phosphate rock from this subsidiary. The off-take agreement has a term of 20 years, with an option for Mitsubishi to extend the term for additional 5 years upon expiration, see note 27.  Additionally, the Company and MCA signed a shareholders´ agreement including some clauses about “super-majority decisions” that needs to agreed between these parties and a call option and put option to be exercised by the Company and MCA, specifically in any deadlock decision or unexpected event defined in such agreement, see note 27.

-
Salmueras Sudamericanas S.A. (“Salmueras”) was incorporated in 2011 as a result of the spin-off of the assets and liabilities of the brine project located in the northern region of Peru.  As a result of this spin-off and certain contributions made by Quimpac S.A., a minority partner in the brine project, the Company owns 74.9% of the outstanding shares of Salmueras, and Quimpac S.A. owns the remaining 25.1%.  In order to develop this project the Company signed a shareholder´s agreement with Quimpac S.A. including some minority protective rights.  The Company also has committed to invest US$100,000,000, see note 27.  The contributions made by Quimpac S.A. at the incorporation of this subsidiary amounted to S/.4,779,000.

-
Calizas del Norte S.A.C. was incorporated in November 22, 2013. This subsidiary was created through a capital contribution of S/.5,000,000 to be engaged in the mining activities of prospecting, exploration, marketing and transportation operations of other goods.

As explained above, as of December 31, 2013 and 2012, the Company has 100 % interest in all its subsidiaries, except the following listed below:

Subsidiary	%

Salmueras Sudamericanas S.A.	74.90
Fosfatos del Pacifico S.A.	70.00

Notes to the consolidated financial statements (continued)

The table presented below shows the summary of the main captions of the audited financial statements of the subsidiaries controlled by the Group as of December 31, 2013, 2012 and 2011:

	Assets		Liabilities		Net equity			Net income (loss)

Entity	2013	2012	2013	2012	2013	2012	2011	2013	2012	2011
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/(000).

Cementos Selva S.A. and Subsidiaries	279,166	252,826	113,139	119,580	166,027	133,246	172,167	12,326	6,179	17,415

Fosfatos del Pacifico S.A.	233,756	175,613	5,689	5,257	228,067	170,356	92,440	(7,495)	(9,588)	(6,882)

Distribuidora Norte Pacasmayo S.R.L.	215,823	196,708	115,671	101,871	100,152	94,837	86,762	5,314	10,721	9,600

Empresa de Transmision Guadalupe S.A.C.	46,712	19,226	841	1,130	45,871	18,096	17,234	1,315	862	659

Salmueras Sudamericanas S.A.	45,792	39,490	5,116	4,692	40,676	34,798	18,514	(4,122)	(3,716)	(527)

Calizas del Norte S.A.C.	5,000	-	-	-	5,000	-	-	-	-	-

Zemex LLC	-	9,731	-	-	-	9,731	7,063	(657)	3,859	(553)

Issuance of senior notes -
The General Shareholder´s Meeting held on January 7, 2013, approved that the Company complete a financing transaction. In connection with this, the Board of Directors´Meeting held on January 24, 2013, agreed to issue Senior Notes through a private offering under Rule 144A and Regulation S of the U.S. Securities Act of 1933. Also it was agreed to list these securities in the Ireland Stock Exchange. Consequently, on February 1, 2013, the Company issued Senior Bonds with a face value of US$300,000,000, with a nominal annual interest rate of 4.50%, and maturity in 2023, obtaining total net proceeds of US$293,646,000 (S/.762,067,000). The Company has used part of the net proceeds from the offering to prepay certain of its existing debt and the difference will be used in capital expenditures to be incurred in connection with its cement business. The Senior Notes are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmision Guadalupe S.A.C. and Dinoselva Iquitos S.A.C. See note 14 for further details.

Notes to the consolidated financial statements (continued)

2.         Summary of significant accounting policies -

2.1           Basis of preparation -
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments and the call option that have been measured at fair value.  The consolidated financial statements are presented in Nuevos Soles and all values are rounded to the nearest thousand (S/.000), except when otherwise indicated.

The consolidated financial statements provided comparative information in respect of the previous period, except of certain standards and amendments applied for the first time by the Group during 2013 that not required restatement of previous financial statements, explained in Note 2.3.19.

2.2           Basis of consolidation -
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2013 and 2012. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has:  i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),  ii) exposure, or rights, to variable returns from its involvement with the investee, and  iii) the ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting or similar rights of an investee, the Group  considers all relevant facts and circumstances in assessing whether it has power over an investee, including: i) the contractual arrangement with the other vote holders of the investee, ii) rights arising from other contractual arrangements, iii) the Group´s voting rights and potential voting rights.

The Group reassesses whether or not it controls an investee it facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group´s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.
A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

2.3           Summary of significant accounting policies -

2.3.1            Cash and cash equivalents -
Cash and  cash equivalents presented in the statements of cash flows comprise cash at banks and on hand and term deposits with original maturity of three months or less.

2.3.2.           Financial instruments-initial recognition and subsequent measurement –
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument to another entity.

Notes to the consolidated financial statements (continued)

(i)        Financial assets -
Initial recognition and measurement -
Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial assets are recognized initially at fair value plus, in the case of assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial assets.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

The Group’s financial assets include cash and term deposits, trade and other receivables, call options, and available-for-sale financial investments.

Subsequent measurement -
For purpose of subsequent measurement of financial assets are classified in four categories:

Financial assets at fair value through profit or loss -
Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss.  Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.  Derivatives, including separated embedded derivatives, also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39.  Financial assets at fair value through profit and loss are carried in the consolidated statement of financial position at fair value with net changes in fair value presented as finance costs (negative net changes in fair value) or finance income of finance income (positive net changes in fair value)  in the consolidated statement of profit or loss.

The Group has not designated any financial assets upon initial recognition as at fair value through profit or loss as of December 31, 2013 and 2012.

Loans and receivables -
This category is the most relevant to the Group. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortization is included in finance income in the consolidated statement of profit or loss.  The losses arising from impairment are recognized in the consolidated statement of profit or loss in finance costs for loans and in selling and distribution expenses for receivables.

Notes to the consolidated financial statements (continued)

This category applies to cash and term deposits, trade and other receivables. For more information on receivables, refer to Note 7.

Held-to-maturity investments -
Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Group has the positive intention and ability to hold them to maturity.  After initial measurement, held-to-maturity investments are measured at amortized cost using the EIR, less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortization is included as finance income in the consolidated statement of profit or loss.  The losses arising from impairment are recognized in the consolidated statement of profit or loss as finance costs.

The Group did not have any held-to-maturity investments during the years ended as of December 31, 2013 and 2012.

Available-for-sale (AFS) financial investments -
AFS financial investments include equity and debt securities.  Equity investments classified as AFS are those that are neither classified as held for trading nor designated at fair value through profit or loss.

After initial measurement, AFS financial investments are subsequently measured at fair value with unrealized gains or losses recognized in OCI and credited in the unrealized gain on available-for-sale investments until investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the AFS reserve to the consolidated statement of profit or loss in finance costs. Interest earned whilst holding AFS financial investments is reported as interest income using EIR method.
The Group evaluates whether the ability and intention to sell its AFS financial assets in the near term is still appropriate.  When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets, the Group may elect to reclassify these financial assets if the management has the ability and intention to hold the assets for foreseeable future or until maturity.

The Group has classified equity securities as available-for-sale financial investments as of December 31, 2013 and 2012.

Derecognition -
A financial asset is primarily derecognized when:

(i)	The rights to receive cash flow from such asset have expired; or
(ii)
The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all of the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and do what the extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group´s continuing involvement. In that case, the Group also recognizes an associated liability.  The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Notes to the consolidated financial statements (continued)

(ii)        Impairment of financial assets -
The Group assesses, at each reporting date, whether there is any objective evidence that a financial asset or a group of financial assets is impaired.  An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.  Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as  economic conditions that correlate with defaults.

Financial assets carried at amortized cost
For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant.  If the Group determines that no objective evidence of impairment exists for an individually assessed financial assets, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.  Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred).  The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.  If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statement of profit or loss.  Interest income (recorded as finance income in the consolidated statement of profit or loss) continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.  Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group.  If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account.  If write-off is later recovered, the recovery is credited to finance costs in the consolidated statement of profit or loss.

Available-for-sale (AFS) financial investments

For AFS financial investments, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as AFS, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. “significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost.  Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statement of profit or loss – is removed from OCI and recognized in the consolidated statement of profit or loss.  Impairment losses on equity investment are not reversed through profit or loss; increases in their fair value after impairment are recognized in OCI.

    (iii)      Financial liabilities -
Initial recognition and measurement -
Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables and interest-bearing loans and borrowings, including bank overdrafts.

Subsequent measurement -
The measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at fair value through profit or loss -
Financial liabilities at fair value through profit or loss include financial liabilities held for trading, derivatives and financial liabilities designated upon initial recognition as at fair value through profit or loss.

The Group has not any financial liability classified as at fair value through profit or loss as of December 31, 2013 and 2012.

Loans and borrowings -
This is the category most relevant to the Group. After their initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method.  Gains and loss are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortization is included as finance costs in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

This category includes trade and other payables and interest-bearing loans and borrowings. For more information refer Note 12 and 14.

Derecognition -
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.  When an existing financial liability is replaced by another one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability.  The difference in the respective carrying amount is recognized in the consolidated statement of profit or loss.

(iv)      Offsetting of financial instruments -
Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

(v)       Fair value measurement –

The Group measures available-for-sale investments at fair value at each statement of financial position date. Also, fair values of financial instruments measured at amortized cost are disclosed in Note 29.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-            In the principal market for the asset or liability, or
-            In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Notes to the consolidated financial statements (continued)

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-            Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
-            Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
-            Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each  reporting period.

The Group’s financial management determines the policies and procedures for both recurring fair value measurement, such as unquoted AFS financial assets, and for non-recurring measurement.

At each reporting date, the financial management analyses the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per the Group’s accounting policies. For this analysis, the financial management verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Management also compares each the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is   reasonable.

(vi)      Put and call options over non-controlling interests
Call options
The call option is a financial asset initially recognized at its fair value, with any subsequent changes in its fair value recognized in profit or loss. The exercise price of the call option are at the higher of fair value or book value of the shares, consequently, the Company concluded that the fair value of this option would not be significant.

Notes to the consolidated financial statements (continued)

Put options
Put options granted to non-controlling interests with exercise contingencies that are under the control of the Company, do not give rise to a financial liability. The contingencies that would trigger exercisability of the deadlock put/call are based on events under the Company´s control and therefore do not represent a financial liability.

2.3.3            Foreign currency translation -
The Group’s consolidated financial statements are presented in Nuevos Soles, which is also the parent company’s functional currency.  Each subsidiary determines its own functional currency and items included in financial statements of each subsidiary are measured using that functional currency.

Transactions and balances
Transactions in foreign currencies are initially recorded by the Group at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

Translation differences from foreign subsidiaries -
The financial statements of the subsidiary Zemex LLC were expressed in United States dollars (its functional currency). On consolidation, the assets and liabilities of this subsidiary were translated into nuevos soles at the rate of exchange prevailing at the reporting date and their profit or loss were translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.  This foreign operation was disposed in 2013, consequently, the component of other comprehensive income relating to that particular foreign operation was recycled to profit or loss in 2013.

2.3.4            Inventories -
Inventories are valued at the lower of cost and net realizable value.  Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

Raw materials
-   Purchase cost determined using the weighted average method.

Finished goods and work in progress
-   Cost of direct materials and supplies, services provided by third parties, direct labour and a proportion of manufacturing overheads based on normal operating capacity, excluding borrowing costs and exchange currency differences.

Inventory in transit
-   Purchase cost.

Notes to the consolidated financial statements (continued)

Net realizable value is the estimated selling price in the ordinary course of business, less estimated cost of completion and the estimated costs necessary to make the sale.

2.3.5            Borrowing costs -
Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets.  All other borrowing costs are expensed in the period they occur.  Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred.  Where surplus funds are available for a short term out of money borrowed specifically to finance a project, the income generated from the temporary investment of such amounts is also capitalized and deducted from the total capitalized borrowing cost.  Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the period.  All other borrowing costs are recognized in the consolidated statement of profit or loss in the period in which they are incurred.

2.3.6            Leases -
The determination of whether an agreement is, or contains, a finance lease is based on the substance of the arrangement at the inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or the arrangement conveys a right to use the asset, even it that right is not explicitly specified in an arrangement.

Finance leases which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased asset, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between financial charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated statement of profit or loss.

A leased asset is depreciated over the useful life of the asset.  However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the consolidated statement of profit or loss on a straight-line basis over the lease term.

Notes to the consolidated financial statements (continued)

2.3.7            Property, plant and equipment -
Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met.  The capitalized value of a finance lease is also included within property, plant and equipment.  When significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciated them accordingly.  Likewise, when major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied.  All other repair and maintenance costs are recognized in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgements, estimates and assumptions (Note 2.3.13) and provisions (Note 13) for further information about the recorded decommissioning provision.

Depreciation of assets is determined using the straight-line method over the estimated useful lives of such assets as follows:

Years
Buildings and other constructions:
Administrative facilities	Between 35 and 48
Main production structures	Between 30 and 49
Minor production structures	Between 20 and 35
Machinery and equipment:
Mills and horizontal furnaces	Between 42 and 49
Vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 12 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 11 and 21
Light units	Between 8 and 11
Computer equipment	4
Tools	Between 5 and 10

The asset’s residual value, useful lives and methods of depreciation are reviewed at each reporting period, and adjusted prospectively if appropriate.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement or profit or loss when the asset is derecognized.

Notes to the consolidated financial statements (continued)

2.3.8            Mining concessions -
Mining concessions correspond to the exploration rights in areas of interest acquired.  Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. Those mining concessions are amortized starting from the production phase following the units-of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mining concessions takes into account expenditures incurred to the date of the calculation. In the event the Group abandons the concession, the costs associated are written-off in the consolidated statement of profit or loss.

As of December 31, 2013 and 2012, no amortization under units-of-production method was determined since the mining concessions of the Group are not yet on production phase.

2.3.9            Mine development costs and stripping costs
Mine development costs
Mine development costs incurred are stated at cost and are the next step in development of mining projects after exploration and evaluation stage. Mine development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. The amortization is calculated using the unit of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mine development costs takes into account expenditures incurred to the date of the calculation. Expenditures that increase significantly the economic reserves in the mining unit under exploitation are capitalized.

As of December 31, 2013 and 2012, no amortization under units-of-production method was determined since the projects of the Group are not yet on production phase.

Stripping costs

Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized over the life of the mine on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of cost of production.

2.3.10          Exploration and evaluation assets -
Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.  Exploration and evaluation activity includes:

-          Researching and analyzing historical exploration data.
-          Gathering exploration data through geophysical studies.
-          Exploratory drilling and sampling.
-          Determining and examining the volume and grade of the resource.
-          Surveying transportation and infrastructure requirements.
-          Conducting market and finance studies.

License costs paid in connection with a right to explore in an existing exploration area are capitalized and amortized over the term of the license.

Notes to the consolidated financial statements (continued)

Once the legal right to explore has been acquired, exploration and evaluation expenditures are charged to the consolidated statement of profit or loss, unless management concludes that a future economic benefit is more likely than not to be realized.  These costs include directly attributable employee remuneration, materials and fuel used, surveying costs, drilling costs and payments made to contractors.

In evaluating if expenditures meet the criteria to be capitalized, several different sources of information are used. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

Exploration and evaluation costs are capitalized when the exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation and active and significant operations in relation to the area are continuing or planned for the future.

The main estimates and assumptions the Group uses to determine whether is likely that future exploitation will result in future economic benefits include: expected operational costs, committed capital expenditures, expected mineral prices and mineral resources found. For this purpose, the future economic benefit of the project can reasonably be regarded as assured when mine-site exploration is being conducted to confirm resources, mine-site exploration is being conducted to convert resources to reserves or when the Group is conducting a feasibility study, based on supporting geological information.

As the capitalized exploration and evaluation costs asset is not available for use, it is not amortized. These costs are amortized in accordance with the estimated useful life of the mining property from the time the commercial exploitation of the reserves begins. All capitalized exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas in which resources have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of resources exist or to ensure that additional exploration work is under way or planned. To the extent that capitalized expenditure is no longer expected to be recovered it is charged to the income statement.  The Group assesses at each reporting date whether there is an indication that an exploration and evaluation assets may be impaired. The following facts and circumstances are considered in this assessment:

(i)   the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.

(ii)   substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.

(iii)    exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area.

(iv)   sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

Notes to the consolidated financial statements (continued)

If any indication exists, the Group exploration and evaluation assess for impairment is required.

2.3.11          Ore reserve and resource estimates -
Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group’s mining properties and concessions.  The Group estimates its ore reserves and mineral resources, based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data.  The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.  Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, provision for rehabilitation and depreciation and amortization charges.

2.3.12          Impairment of non-financial assets -
The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s  or cash-generating unit’s (CGU) fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.  Where the carrying amount of an asset of CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.   In determining fair value less costs of disposal, recent market transactions are taken into account.  If no such transactions can be identified, an appropriate valuation model is used.  These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately of the Group´s CGUs to which the individual assets are allocated.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the consolidated statement of profit or loss in expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.  If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount.  A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.  Such reversal is recognized in the consolidated statement of profit or loss.

Exploration and evaluation assets are tested for impairment annually as of December 31, either individually or at the cash-generating unit level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

Notes to the consolidated financial statements (continued)

2.3.13          Provisions -
General
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in profit or loss net of any reimbursement.  If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as finance cost in the consolidated statement of profit or loss.

Rehabilitation provision
The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred.  Rehabilitation costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of that particular asset.  The cash flows are discounted at a current risk free pre-tax rate.  The unwinding of the discount is expensed as incurred and recognized in the consolidated income statement as a finance cost.  The estimated future costs of rehabilitation are reviewed annually and adjusted as appropriate.  Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

As of December 31, 2013 and 2012, the Group only has a rehabilitation provision for the Bongara mine (fully impaired in 2011), accordingly, changes in estimated future costs has been recorded directly to the consolidated statement of profit or loss.

Environmental expenditures and liabilities
Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future earnings are expensed.

Liabilities for environmental costs are recognized when a clean-up is probable and the associated costs can be reliably estimated. Generally, the timing of recognition of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.

The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure.

2.3.14          Employees benefits -
The Group has short-term obligations for employee benefits including salaries, severance contributions, legal bonuses, performance bonuses and profit sharing. These obligations are monthly recorded on an accrual basis.

Additionally, the Group has a long-term incentive plan for key management.  This benefit is settled in cash, measured on the salary of each officer and upon fulfilling certain conditions such as years of experience within the Group and permanency. According to IAS 19 "Employee benefits", the Group recognizes the long-term obligation at its present value at the end of the reporting period using the projected credit unit method. To calculate the present value of these long-term obligations the Group uses a current market discount rate at the date of the consolidated financial statements. This liability is annually reviewed on the date of the consolidated financial statements, and the accrual updates and the effect of changes in discount rates are recognized in the consolidated statement of profit or loss, until the liability is extinguished.

Notes to the consolidated financial statements (continued)

2.3.15          Revenue recognition -
Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured, regardless of when the payment is being made.  Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty.

The Group has concluded that it is acting as a principal in all of its revenue arrangements.  The following specific recognition criteria must be also met before revenue is recognized:

Sales of goods -
Revenue from sales of goods is recognized when the significant risks and rewards of ownership have passed to the buyer, on delivery of the goods.

Operating lease income -
Income from operating lease of land and office was recognized on a monthly accrual basis during the term of the lease.

Interest income -
For all financial instruments measured at amortized cost and interest-bearing financial assets, interest income is recorded using the effective interest rate (EIR).  EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability.  Interest income is included in finance income in the consolidated statement of profit or loss.

2.3.16          Taxes -
Current income tax -
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in Peru, where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of profit or loss.  Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax -
Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Notes to the consolidated financial statements (continued)

Deferred tax liabilities are recognized for all taxable temporary differences.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses.  Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except in respect of deductible temporary differences associated with investments in subsidiaries, where deferred assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.  Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax related to items recognized outside profit or loss is recognize outside profit or loss.  Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Mining royalties -
Mining royalties are accounted for under IAS 12 when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable income – rather than based on quantity produced or as a percentage of revenue – after adjustment for temporary differences.  For such arrangements, current and deferred tax is provided on the same basis as described above for income tax. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in results of the year.

Sales tax -
Expenses and assets are recognized net of the amount of sales tax, except:

(i)          Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

(ii)          When receivables and payables are stated with the amount of sales tax included.

Notes to the consolidated financial statements (continued)

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position.

2.3.17          Treasury shares -
Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity.  No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.  Any difference between carrying amount and the consideration, if reissued, is recognized in capital stock.  The Company had common shares in treasury through a subsidiary until 2012, when these shares were disposed, see note 16(c).

2.3.18          Current versus non-current classification -
The Group presents assets and liabilities in statement of financial position based on current/non-current classification. An asset is current when it is:

-          Expected to be realized or intended to sold or consumed in normal operating cycle.
-          Held primarily for the purpose of trading.
-          Expected to be realized within twelve months after the reporting period, or
-          Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current. A liability is current when it is:

-          Expected to be settled in normal operating cycle.
-          Held primarily for the purpose of trading.
-          Due to be settled within twelve months after the reporting period, or
-          There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.3.19          New amended standards and interpretations -
As explained in Note 2.1, during 2013, the Group applied, for the first time, certain standards and amendments that not require restatement of previous financial statements.  The nature and impact of each new standard/amendment is described below:

-  IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1
The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have been presented separately from items that will never be reclassified (for example, actuarial gains and losses on defined benefit plans and revaluation of land and buildings). This amendment does not affect the presentation and had no impact on the consolidated financial position or performance.

Notes to the consolidated financial statements (continued)

-  IAS 1 Clarification of the requirement for comparative information (Amendment)
This amendment clarifies the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period.   The amendments clarify that the opening statement of financial position does not have to be accompanied by comparative information in the related notes. The amendments affect presentation only and have no impact on the Group’s financial position or performance.

-  IFRS 7 Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7
The amendment requires an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether the financial instruments are set off in accordance with IAS 32. As the Company is not setting off financial instruments in accordance with IAS 32 and does not have relevant offsetting arrangements, the amendment does not have an impact on the consolidated financial statements.

-  IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements
IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the portion of previously existing IAS 27 “Consolidated and Separate Financial Statements” that dealt with consolidated financial statements and SIC-12 “Consolidation - Special Purpose Entities”. IFRS 10 changes the definition of control as discussed in Note 2.2.  IFRS 10 had no impact on the consolidation of investments held by the Group.

-  IFRS 13 Fair Value Measurement
IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS.  IFRS 13 defines fair value as an exit price. As a result of the guidance in IFRS 13, the Group re-assessed its policies for measuring fair values, in particular, its valuation inputs such as non-performance risk for fair value measurement of assets and liabilities.   IFRS 13, with no effect for its application.

Additional disclosures, where required, are provided in the individual notes relating to the assets and liabilities whose fair values were determined.
Fair value hierarchy is provided in Note 29.

-  IFRIC Interpretation 20 Stripping costs in the Production Phase of a Surface Mine (the Interpretation)
This Interpretation is effective for annual periods beginning on or after January 1, 2013, and only applies to stripping costs incurred during the production phase of a surface mine, requiring capitalization of that costs under certain conditions. According to management’s evaluation, the application of IFRIC 20 does not have a significant impact on the Group’s consolidated financial information as of December 31, 2013.

Notes to the consolidated financial statements (continued)

-  Recoverable Amount Disclosures for Non-Financial Assets – Amendments to IAS 36 Impairment of Assets
This amendment removes the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, this amendment requires disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognized or reversed during the period. This amendment is effective retrospectively for annual periods beginning on or after 1 January 2014 with earlier application permitted, provided IFRS 13 is also applied. The Group has early adopted this amendment to IAS 36 in the current period since the amended/additional disclosures provide useful information as intended by the IASB.

Accordingly, this amendment have been considered while making disclosures for impairment of non-financial assets in Note 10(e).This amendment would continue to be considered for future disclosures.

The Group has not included disclosures of new and amended standards and interpretation that do not have any impact on the consolidated financial statements (e.g. IFRS 11 Joint arrangements and IAS 28 Investment in Associates and Joint Ventures, IFRS 12 Disclosure of interests in other entities and IAS 19 Employee benefits (Revised 2011)).

  3.      Significant accounting judgments, estimates and assumptions
The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Estimates and assumptions -
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.  The key areas are summarized below:

-     Determination of useful lives of assets for depreciation and amortization purposes – notes 2.3.7, 2.3.8 and 2.3.9.
-     Recognition of exploration and evaluation assets and mine development costs – notes 2.3.9, 2.3.10 and note 11.
-     Review of asset carrying values and impairment charges – note 2.3.12 and note 10.
-     Income tax – note 2.3.16 and note 15.

4.        Standards issued but not yet effective
The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective:

-  IFRS 9 Financial Instruments
IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets.  IFRS 9 (2010) introduces additions relating to financial liabilities.  IFRS 9 (2013) introduces new requirements for hedge accounting that align it more closing with risk management.  The requirements also establish a more principles-based approach to hedge accounting and address inconsistencies and weaknesses in the hedge accounting model in IAS 39. The IASB currently has an active project to make limited amendments to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment of financial assets.  The mandatory effective date of IFRS 9 is not specified but will be determined when the outstanding phases are finalized.  However, application of IFRS 9 is permitted.

Notes to the consolidated financial statements (continued)

-  Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)
These amendments are effective for annual periods beginning on or after January 1, 2014, provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. It is not expected that this amendment would be relevant to the Group, since none of the entities in the Group would qualify to be an investment entity under IFRS 10.

-  IAS 32 Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32
These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria of non-simultaneous settlement mechanism of clearing houses to qualify for offsetting.  These are effective for annual periods beginning on or after January 1, 2014.  These amendments are not expected to be relevant to the Group.

Notes to the consolidated financial statements (continued)

-  IFRIC Interpretation 21 Levies (IFRIC 21)
IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Group does not expect that IFRIC 21 will have material financial impact in future financial statements.

5.        Transactions in foreign currency
Transactions in foreign currency take place at the open-market exchange rates published by the Superintendent of Banks, Insurance and Pension Funds Administration. As of December 31, 2013 the exchange rates for transactions in United States dollars, published by this institution, were S/.2.794  for purchase and S/.2.796 for sale (S/.2.549 for purchase and S/.2.551 for sale as of December 31, 2012).

As of December 31, 2013 and 2012, the Group had the following assets and liabilities in United States dollars:

	2013	2012
	US$(000)	US$(000)
Assets
Cash and term deposits	150,472	10,677
Trade and other receivables	5,566	17,920
	156,038	28,597

Liabilities
Trade and other payables	13,263	22,432
Interest-bearing loans and borrowings	300,000	-
	313,263	22,432

Net (liability) asset position	(157,225)	6,165

As of December 31, 2013 and 2012, the Group had no financial instruments to hedge its foreign exchange risk.

During 2013 and 2012, the net loss originated from exchange differences was approximately S/.48,430,000 and S/.736,000, respectively. During 2011 the net gain amounted to S/.1,476,000,  and these are presented in the “loss (gain) from exchange difference, net” caption in the consolidated statements of profit or loss.

Notes to the consolidated financial statements (continued)

6.        Cash and term deposits
(a)           This caption was made up as follows:

	2013	2012	2011
	S/. (000)	S/. (000)	S/. (000)

Cash on hand	1,788	1,973	2,786
Cash at banks (b)	446,244	37,870	228,150
Short-term deposits (c)	528,920	29,992	132,343

Cash balances included in the consolidated statements of cash flows	976,952	69,835	363,279
Time deposits with original maturity greater than 90 days (c)	-	403,950	-

	976,952	473,785	363,279

(b)           Cash at banks is denominated in local and foreign currencies, is deposited in local banks and is freely available. The demand deposits interest yield is based on daily bank deposit rates. As of December 31, 2013 these bank accounts included approximately US$148,839,000 (equivalent to S/.415,856,000), related to the proceeds obtained on February 2013 through the issuance of Senior Notes, see note 1.

(c)           As of December 31, 2013, 2012 and 2011, the time deposits held in local banks were freely available and earned interest at the respective short-term deposits rates.  These time deposits, with original maturities of less than three months, were collected in January 2014, 2013 and 2012, respectively.  In addition, during 2012, the Group had time deposits with original maturities greater than 90 days (18 months), which were liquidated during 2013.

As of December 31, 2013, 2012 and 2011, the term deposits generated interests for S/.26,300,000, S/.22,194,000 and S/.2,562,000, respectively, see note 23. From these amount S/.5,066,000 and S/.15,812,000  are pending of collection, see note 7(a).

These short-term deposits include approximately S/.328,920,000 related to the proceeds obtained on February 2013 through the issuance of Senior Notes.

Notes to the consolidated financial statements (continued)

7.        Trade and other receivables
(a)           This caption was made up as follows:

	Current		Non-current
	2013	2012	2013	2012
	S/. (000)	S/. (000)	S/. (000)	S/. (000)

Trade receivables (b)	51,834	41,388	-	-
Interests receivables, note 6(c)	5,066	15,812	-	-
Loans to employees	1,126	379	-	4
Funds restricted to tax´ payments	799	790	-	-
Accounts receivable from Parent company and affiliates, note 25	409	147	-	-
Other accounts receivable	6,081	8,742	-	966
Allowance for doubtful accounts (e)	(395)	(168)	-	-
Financial assets classified as receivables (f)	64,920	67,090	-	970

Value-added tax credit (c)	3,622	2,305	36,322	25,170
Tax refund receivable (d)	-	-	9,970	9,970

		-
Non-financial assets classified as receivables	3,622	2,305	46,292	35,140
	68,542	69,395	46,292	36,110

(b)          Trade account receivables are interest bearing and are generally 30-90 day terms.

(c)          The value-added tax credit is mainly related to the activities of Fosfatos del Pacífico S.A.  According to the Peruvian current tax rules, the Group has the right to compensate this credit against the value-added tax to be generated on the future sales of this entity. This kind of tax credit never expires. From the total amount, S/.29,500,000 will be recovered when the project begins operations.

(d)          As of December 31, 2013, 2012 and 2011, the Group had value-added tax refund receivables related to the operations of Dinoselva Iquitos S.A.C. of S/.9,970,000.  These tax refund receivables are value-added tax credits originated from purchases made from 2005 to 2007 in the northeast region of Peru. The Group has a formal disagreement with the Peruvian tax authorities in connection with these refunds. In the opinion of Group´s legal advisors, the Group has strong basis to recover these tax refunds, however, they consider that such recovery will occur in the long-term, considering the long time that this kind of procedures last due to all instances and formal processes that have to be completed.

Notes to the consolidated financial statements (continued)

(e)The movement of the allowance for doubtful accounts is as follows:

	2013	2012	2011
	S/. (000)	S/. (000)	S/. (000)

Opening balance	168	63	1,525
Additions, note 20	227	105	-
Write-off	-	-	(1,462)
Ending balance	395	168	63

(f) The ageing analysis of trade and other accounts receivable as of December 31, 2013 and 2012, is as follows:

			Past due but not impaired

	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)

2013	64,920	58,050	2,849	2,241	371	303	1,106
2012	68,060	54,056	7,652	1,232	451	301	4,368

See note 28 on credit risk of trade receivables, which explains how the Group manages and measures credit quality of trade receivables that are neither past due nor impaired.

8.        Inventories
(a)          This caption is made up as follows:

	2013	2012
	S/. (000)	S/. (000)

Goods and finished products	19,102	23,924
Work in progress	59,561	56,018
Raw materials	70,868	73,938
Packages and packing	2,336	1,031
Fuel and carbon	98,728	54,074
Spare parts and supplies	71,198	66,587
Inventory in transit	18,277	10,368
	340,070	285,940
Less - Provision for inventory obsolescence and net realizable value (b)	(5,599)	(7,791)
	334,471	278,149

Notes to the consolidated financial statements (continued)

(b)           Movement in the provision for inventory obsolescence and net realizable value is set forth below:

	2013	2012	2011
	S/. (000)	S/. (000)	S/. (000)

Opening balance	7,791	4,513	4,857
Charge for the year	260	3,278	-
Recoveries	(2,452)	-	-
Write-offs	-	-	(344)
Final balance	5,599	7,791	4,513

During 2013 and 2012, S/.260,000 and S/.3,278,000, respectively, were recognized as an expense for inventory obsolescence and for the inventory carried a net realizable value.  During 2013, the Company reversed part of the provision for inventory carried at net realizable value for S/.2,452,000.

9.        Available–for-sale financial investments
(a)           Movement in available-for-sales financial investments is as follow:

	2013	2012	2011
	S/. (000)	S/. (000)	S/. (000)

Beginning balance	34,887	22,074	30,813
Fair value change recorded in other comprehensive income	1,171	12,813	(8,739)
Ending balance	36,058	34,887	22,074

(b)           Available-for-sale financial investments include the following:

	2013
	Cost	Unrealized gains	Fair value
	S/. (000)	S/. (000)	S/. (000)

Equity securities – listed Peruvian company	450	517	967
Equity securities – unlisted Peruvian company	8,399	26,692	35,091
Total	8,849	27,209	36,058

	2012
	Cost	Unrealized gains	Fair value
	S/. (000)	S/. (000)	S/. (000)

Equity securities – listed Peruvian company	450	381	831
Equity securities – unlisted Peruvian company	8,399	25,657	34,056
Total	8,849	26,038	34,887

During the period there were no reclassifications between quoted and unquoted investments.

Notes to the consolidated financial statements (continued)

The fair value of the listed shares is determined by reference to published price quotations in an active market. Union Andina de Cementos S.A.A. (previously known as Cementos Lima S.A.) shares are publicly traded in Lima Stock Exchange (LSE).

Sindicato de Inversiones y Administración S.A. (SIA) is the main shareholder of Union Andina de Cementos S.A.A. with a participation of 43.38% in its capital stock as of December 31, 2013 and 2012.  The only significant asset of SIA is its investment in Union Andina de Cementos S.A.A. (which represents the 94% of the SIA´s total assets). SIA has no operations.

As of December 31, 2013 and 2012 the fair value of SIA’s unlisted shares is calculated applying its 43.38% interest to the fair value of Union Andina de Cementos S.A.A.´s shares, which are listed in the Lima Stock Exchange.

(c)           The breakdown of the investments in equity securities held for the years 2013 and 2012, is as follows (number of shares):

Unión Andina de Cementos S.A.A. (*)	256,624
Sindicato de Inversiones y Administración S.A. (SIA) (**)	4,825

(*) Represents 0.016% of its common shares.
(**) Represents 1.30% of its common shares.

There were no changes in the movement of the number of shares of Union Andina de Cementos S.A.A. as of December 31, 2013 and 2012.

Notes to the consolidated financial statements (continued)

10.           Property, plant and equipment
(a)                The composition and movement in this caption to the date of the consolidated statements of financial position is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Mine rehabilitation costs	Works in progress and units in transit	Total
	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)

Cost
As of January 1, 2012	73,473	35,267	199,356	211,539	619,282	27,151	98,152	34,823	4,575	195,086	1,498,704
Additions	105	21,562	14,714	1,127	20,753	1,136	10,428	4,316	-	169,908	244,049
Capitalized interests (d)	-	-	-	-	-	-	-	-	-	4,145	4,145
Disposals	-	-	(2,228)	-	(687)	-	-	(10)	-	-	(2,925)
Transfers	9,523	-	-	15,687	8,554	-	4	72	-	(33,840)	-

As of December 31, 2012	83,101	56,829	211,842	228,353	647,902	28,287	108,584	39,201	4,575	335,299	1,743,973
Additions	2,590	29,109	5,263	-	8,324	963	8,233	2,632	-	143,485	200,599
Capitalized interests (d)	-	-	-	-	-	-	-	-	-	1,264	1,264
Disposals	(204)	-	(44)	-	(211)	(76)	(2,319)	(27)	-	(1,660)	(4,541)
Transfers	621	-	-	64,304	108,881	83	2,322	654	-	(176,865)	-

As of December 31, 2013	86,108	85,938	217,061	292,657	764,896	29,257	116,820	42,460	4,575	301,523	1,941,295

Accumulated depreciation
As of January 1, 2012	13,392	7,679	-	24,495	82,030	22,783	27,136	26,445	1,349	-	205,309
Additions	60	-	-	6,956	30,292	446	7,666	2,534	-	-	47,954
Disposals	-	-	-	-	(119)	-	-	-	-	-	(119)

As of December 31, 2012	13,452	7,679	-	31,451	112,203	23,229	34,802	28,979	1,349	-	253,144
Additions	97	-	-	7,777	36,035	505	8,565	2,892	-	-	55,871
Disposals	-	-	-	-	(52)	(76)	(681)	(16)	-	-	(825)

As of December 31, 2013	13,549	7,679	-	39,228	148,186	23,658	42,686	31,855	1,349	-	308,190

Impairment mining assets (b)	44,103	21,370	257	17,069	9,070	104	28	32	3,226	735	95,994

Net book value

As of December 31, 2013	28,456	56,889	216,804	236,360	607,640	5,495	74,106	10,573	-	300,788	1,537,111

As of December 31, 2012	25,546	27,780	211,585	179,833	526,629	4,954	73,754	10,190	-	334,564	1,394,835

Notes to the consolidated financial statements (continued)

(b)               Mining concessions mainly include net acquisition costs by S/.15,367,000 related to coal concessions acquired through a purchase option executed from 2011 to 2013.  The caption also includes some  concessions acquired by the Group for exploration activities related to the cement business.

Due to lowest zinc prices observed during 2011 and based on future management’s expectations of zinc prices, the Group decided recognize in the consolidated statement of profit or loss a full impairment charge of approximately S/.95,994,000, related to the total net book value of the zinc mining unit which includes concession costs, development costs and related facilities and equipments. From this amount, S/.44,103,000 corresponds to concessions costs.  According to the management´s expectation the recovery amount of this zinc mining unit is zero.

(c)               There were no additions under finance leases during the years 2013 and 2012.

(d)               During 2013 the Group capitalized borrowing costs by S/.1,264,000 mainly related with the expansion of the cement plant located in the Piura.  The carrying amount of these eligible assets was S/.60,676,000, respectively as of December 31, 2013.  The rate used to determine the amount of borrowings costs eligible for capitalization was 4.50%, which is the effective rate of the specific borrowing. The amount of borrowing costs eligible for capitalization should include the actual borrowing costs incurred on the specific loan (Senior Notes), less the income obtained from long and short- term deposits related to this specific borrowing.

During 2012 the Group capitalized borrowing costs by S/.4,145,000 mainly related with the expansion of the cement plant located in the northeast of Peru, for the construction of the diatomite bricks plant and for the implementation of two kilns in the north of Peru.  The carrying amount of these eligible assets was S/.194,662,000 as of December 31, 2012.  These assets have not associated any specific loans, so the rate used to determine the amount of borrowing costs eligible for capitalization was 6.24%, which corresponds to the weighted average rate obtained from all generic debts.

(e)               The Group has assessed the recoverable amount of its long-term assets and did not find an impairment of these assets as of December 31, 2013.

Notes to the consolidated financial statements (continued)

11.           Exploration and evaluation assets
(a)               The composition and movement in this caption to the date of the consolidated statements of financial position is presented below:

S/. (000)
Cost
As of January 1, 2012	29,895
Additions	22,038
Write-off	(2,447)

As of December 31, 2012	49,486
Additions (b)	9,844

As of December 31, 2013	59,330

(b)               During 2013, it mainly includes exploration costs related to brine project, located in Bayovar, Province of Sechura, Department of Piura, developed by the subsidiary Salmueras Sudamericanas S.A.

As of December 31, 2013, the exploration and evaluation assets mainly includes S/.35,083,000 related to brine project and S/.16,828,000 related to phosphates project.

(c)               As of December 31, 2013, the Group has assessed the use conditions of its exploration and evaluation assets and did not find any indicator that these assets may be impaired.

12.           Trade and other payables
This caption is made up as follows:

	2013	2012
	S/. (000)	S/. (000)

Trade payables	62,618	80,263
Interests payable	14,889	25
Remuneration payable	14,305	16,147
Taxes and contributions	10,304	15,391
Advances from customers	7,303	2,899
Board of Directors’ fees	5,083	4,643
Dividends payable, note 16(h)	4,554	4,451
Accounts payable to IPSA and its affiliates, note 25	279	232
Other accounts payable	7,562	8,713
	126,897	132,764

Trade accounts payable result from the purchases of material and supplies for the Group, and mainly correspond to invoices payable to domestic suppliers. They are non-interest bearing and are normally settled on 60 to 120 days term.

Other payables non-interest bearing and have an average term of 3 months.

Notes to the consolidated financial statements (continued)

Interest payable is normally settled monthly throughout the financial year.

For explanations on the Group´s liquidity risk management processes, refer to Note 28.

13.           Provisions
This caption is made up as follows:

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/. (000)	S/. (000)	S/. (000)	S/. (000)

At January 1, 2013	24,029	11,669	4,909	40,607
Additions, note 21	29,184	6,701	-	35,885
Changes in estimates, note 22	-	-	(1,068)	(1,068)
Unwinding of discount, note 24	-	475	-	475
Payments and advances	(27,222)	-	(196)	(27,418)

At December 31, 2013	25,991	18,845	3,645	48,481

Current portion	25,991	-	1,993	27,984
Non-current portion	-	18,845	1,652	20,497
	25,991	18,845	3,645	48,481

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/. (000)	S/. (000)	S/. (000)	S/. (000)

At January 1, 2012	28,694	6,000	4,909	39,603
Additions, note 21	27,522	5,529	-	33,051
Unwinding of discount, note 24	-	140	-	140
Payments and advances	(32,187)	-	-	(32,187)

At December 31, 2012	24,029	11,669	4,909	40,607

Current portion	24,029	-	-	24,029
Non-current portion	-	11,669	4,909	16,578
	24,029	11,669	4,909	40,607

Workers’ profit sharing -
In accordance with Peruvian legislation, the Group maintains an employee profit sharing plan between 8% and 10% of annual taxable income.  Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

Notes to the consolidated financial statements (continued)

Long-term incentive plan -
In 2011, the Group implemented a compensation plan for its key management.  This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group.  Under the plan, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2011. This benefit accrues and accumulates for each officer, and is payable in two moments: at the end of the first five years since the creation of this bonuses plan, and at the end of the eighth year from the creation of the plan.  If the executive decides to voluntarily leave the Group before a scheduled distribution, he will not receive this compensation. In accordance with IAS 19, the Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current market discount rate.  As of December 31, 2013 and 2012, the Group has recorded a liability for S/.18,845,000 and S/.11,669,000, respectively, related to this compensation.

Rehabilitation provision -
As of December 31, 2013 and 2012, it corresponds to the provision for the future costs of rehabilitating the zinc mine site (fully impaired in 2011), located in the Region of Amazonas. The provision has been created based on studies made by internal specialists.  Assumptions, based on current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability.  These estimates are reviewed regularly to take into account any material change to the assumptions.  However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows were estimated from financial budgets approved by senior management covering a seven year period.  The risk free discount rate used in the calculation of the present value of this provision as of December 31, 2013 was 4.53% (4.58% as of December 31, 2012).

Management expects to incur these expenses in medium-term. The Group estimates that this liability is sufficient and according the current environmental protection laws approved by the Ministry of Energy and Mines.

Notes to the consolidated financial statements (continued)

14.           Interest-bearing loans and borrowings
This caption is made up as follows:

	Nominal interest rate	Maturity	2013	2012
	%		S/. (000)	S/. (000)
Bank overdraft
BBVA Banco Continental	4.31	Mar 3, 2013	-	13,255

Loans
BBVA Banco Continental	6.75	Dec 29, 2018	-	202,200

Senior Notes
Principal, net of issuance costs	4.50	Feb 8, 2023	824,022	-

			824,022	215,455

Less – current portion			-	22,884

Non-current portion			824,022	192,571

Senior Notes
As mentioned in note 1, in February 2013, the Company issued Senior Notes by US$300,000,000 with a nominal interest rate of 4.50% and maturity on 2023. As of December 31, 2013, the Senior Notes accrued interest for S/.31,725,000, see note 24.

In the case that the Company and guarantee subsidiaries requires to issue debt or equity instruments or merges with another company or dispose or rent significant assets, The Senior Notes will activate the following covenants, calculated on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-           The fixed charge covenant ratio would be at least 2.5 to 1.
-           The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of December 31, 2013 the Company has not entered in any of the operations mentioned before.

Bank overdraft with BBVA Banco Continental
In December 2012, the Group signed an overdraft line for S/.50,000,000.  As of December 31, 2012, the Group used S/.13,255,000 of the total line overdraft.  This bank overdraft was fully cancelled on March 2013.

Loan with BBVA Banco Continental (6.37%, 6.64% and 7.01%)
In December 2011, the Company signed a Loan Agreement with BBVA Banco Continental for S/.202,200,000 (equivalent to US$75,000,000).  In February 2013, the Company prepaid this loan using the proceeds obtained from the Senior Notes issued in 2013, see note 24(a).

Notes to the consolidated financial statements (continued)

15.           Deferred income tax assets and liabilities, net
This caption is made up as follows:

	As of January 01, 2012	Effect on profit or loss	Tax effect of available-for-sale investments	As of December 31, 2012	Effect on profit or loss	Tax effect of available-for-sale investments	As of December 31, 2013
	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)
Movement of deferred income tax assets
Tax-loss carryforward	7,733	5,438	-	13,171	1,668	-	14,839
Provision for vacations	24	165	-	189	63	-	252
Other	56	22	-	78	(14)	-	64
Total deferred income tax assets	7,813	5,625	-	13,438	1,717	-	15,155

Movement of deferred income tax liabilities:
Deferred income tax assets
Impairment of zinc mining assets	28,830	-	-	28,830	-	-	28,830
Long-term incentive plan	1,800	1,700	-	3,500	2,153	-	5,653
Provision for vacations	3,258	847	-	4,105	(489)	-	3,616
Other	3,329	149	-	3,478	(343)	-	3,135
	37,217	2,696	-	39,913	1,321	-	41,234

Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	(130,376)	2,865	-	(127,511)	920	-	(126,591)
Effect of available-for-sale investments	(3,968)	-	(3,844)	(7,812)	-	(352)	(8,164)
Effect of costs of issuance of senior notes	-	-	-	-	(4,433)	-	(4,433)
Other	(5,561)	663	-	(4,898)	(35)	-	(4,933)
	(139,905)	3,528	(3,844)	(140,221)	(3,548)	(352)	(144,121)

Total deferred income tax liabilities, net	(102,688)	6,224	(3,844)	(100,308)	(2,227)	(352)	(102,887)
		11,849	(3,844)		(510)	(352)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

Notes to the consolidated financial statements (continued)

A reconciliation between tax expenses and the product of accounting profit multiplied by Peruvian tax rate for the years 2013, 2012 and 2011 is as follows:

	2013	2012	2011
	S/. (000)	S/. (000)	S/. (000)

Accounting profit before income tax	234,678	229,343	103,848
At statutory income tax rate of 30%	70,403	68,803	31,154

Permanent differences
Dividends obtained from available-for-sale investments	(93)	(167)	(38)
Effect of tax-loss carry forward non-recognized	3,924	-	-
Non-deductible expenses, net	8,161	5,107	7,263

At the effective income tax rate of 35% in 2013 (2012: 32% and 2011: 37%)	82,395	73,743	38,379

The income tax expenses shown for the years ended December 31, 2013, 2012 and 2011 are:

	2013	2012	2011
	S/. (000)	S/. (000)	S/. (000)

Consolidated statements of profit or loss
Current	81,885	85,592	76,687
Deferred	510	(11,849)	(38,308)

	82,395	73,743	38,379

The income tax recorded directly to other comprehensive income during the year 2013 is a loss of S/.352,000, during 2012 is a loss of S/.3,844,000, and during 2011 is an income of S/.2,622,000.

As of December 31, 2013, the deferred income tax asset related to tax-losses carry forward was mainly determined by the subsidiaries Fosfatos del Pacífico S.A. and Salmueras Sudamericanas S.A. for approximately S/.14,839,000 (S/.9,798,000 and S/.4,931,000 as of December 31, 2012 and 2011, respectively). The tax losses related are available indefinitely for offset against 50% of future annual taxable profits. The amount of losses carried out is subject to the outcome of the reviews for the tax authorities referred in note 27.

Deferred tax assets have not been recognized in respect of certain losses as they may not be used to offset taxable profits elsewhere in the Group, they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the Group were able to recognize all unrecognized deferred tax assets, the profit would increase by S/.3,924,000.

Notes to the consolidated financial statements (continued)

As of December 31, 2013, 2012 and 2011, it is not necessary to recognize deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to income tax.

There are no income tax consequences attached to the payment of dividends in either 2013, 2012 or 2011 by the Group to its shareholders.  The dividend to not-domiciled are affected by a 4.1%.

16.           Equity
(a)                Share capital -
As of December 31, 2013 and 2012 share capital is represented by 531,461,479, authorized common shares (419,977,479 share capital as of December 31, 2011), with a par value of one Nuevo Sol per share.  From the total outstanding common shares as of December 31, 2013 and 2012, 111,484,000 are listed in the New York Stock Exchange and 419,977,479 in the Lima Stock Exchange.

Issuance of common shares in 2012 -
At the Board of Directors´ Meeting held on January 6, 2012, directors agreed to the issuance of new common shares through a public offering of American Depositary Shares (“ADS”) registered with the SEC.  As a consequence, on February 7, 2012 the Company issued 100,000,000 new common shares, equivalent to 20,000,000 ADSs, with a unit price of US$11.5, resulting total proceeds of US$219,540,000 (net of related commissions and costs), equivalent to S/.591,869,000.

On March 2, 2012, the Company issued 11,484,000 additional shares, equivalent to 2,296,800 ADSs pursuant to an overallotment option granted to the underwriters in that offering, resulting total proceeds of US$25,489,000 (net of related commissions and costs), equivalent to S/.68,616,000.

The excess of the total proceeds obtained by this transaction in relation to the nominal value of these shares amounted to S/.556,424,000 (net of commissions and other related costs for S/.27,490,000 and tax effects for S/.7,423,000) was recorded in the additional paid-in capital caption of the consolidated statement of changes in equity.

(b)               Investment shares -
Investment shares do not have voting rights or participate in shareholder’s meetings but do participate in the distribution of dividends. Investment shares confer upon the holders thereof the right to participate in dividends distributed according to their nominal value, in the same manner as common shares.  Investment shares also confer the holders thereof the right to:

(i)   maintain the current proportion of the investment shares in the case of capital increase by new contributions;
(ii)  increase the number of investment shares upon capitalization of retained earnings, revaluation surplus or other reserves that do not represent cash contributions;
(iii) participate in the distribution of the assets resulting from liquidation of the Company in the same manner as common shares; and,
(iv) redeem the investment shares in case of a merger and/or change of business activity of the Company.

As of December 31, 2013 and 2012, the Company has 50,503,341 investment shares, and as of December 31, 2011, the Company has 49,575,341 investment shares, subscribed and fully paid, with a par value of one Nuevo Sol per share.  On March 30, 2012, the Company issued 927,783 investment shares, pursuant to a preemptive right offer in connection with the issuance of ADSs, so the holders of investment shares have rights to maintain their proportional ownership in the share capital of the Company. The total investment shares offer by the Company were 13,574,990, from these only 927,783 were exercised, equivalent to S/.928,000.

Notes to the consolidated financial statements (continued)

The excess of the total proceeds obtained by this issuance of investment shares and the nominal value of these shares amounted to S/.4,767,000 and was recorded in the additional paid-in capital caption of the consolidated statement of changes in equity.

(c)               Treasury shares -
Corresponds to 1,200,000 of the Company’s common shares acquired in 2008 by its subsidiary Distribuidora Norte Pacasmayo S.R.L. at a cost of S/.3,180,000. On October 2012, the subsidiary sold these treasury shares to third parties through Lima Stock Exchange for S/.6,122,000 (net of the related income tax effect).  The net gain of this transaction amounted to S/.4,922,000 (net of the tax effect) and was recorded in the retained earnings caption of the consolidated statement of changes in equity.

(d)              Additional paid-in capital -
During 2012, the additional paid-in capital was increased by S/.561,191,000 by the issue of 111,484,000 common shares and 928,000 investment shares corresponding to a public offering of American Depositary Shares (ADS) registered with the New York Stock Exchange and Lima Stock Exchange.  This amount corresponds to the excess of the total proceeds obtained by this transaction in relation to the nominal value of these shares, see previous paragraph (a) and (b).

(e)               Legal reserve -
Provisions of the General Corporation Law require that a minimum of 10 % of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20 % of the capital.  This legal reserve can offset losses or can be capitalized, and in both cases there is the obligation to replenish it.

(f)                Unrealized net gain on available for-sale investments -
This reserve records fair value changes on available-for-sale financial assets.

(g)               Foreign currency translation reserve -
The foreign currency translation reserve was used to record exchange differences arising from the translation of the financial statements of the subsidiary
Zemex LLC.

Notes to the consolidated financial statements (continued)

(h)               Dividends paid -

S/. (000)

Declared dividends during the year 2013
Dividends approved on October 25, 2013: S/.0.10000 per share	58,196

Declared dividends during the year 2012

Dividends approved on October 17, 2012: S/.0.08935 per share	52,000

Declared dividends during the year 2011
Dividends approved on February 28, 2011: S/.0.11926 per share	56,000
Dividends approved on October 10, 2011: S/.0.07454 per share	35,000

91,000

As of December 31, 2013 and 2012, dividends payable amount to S/.4,554,000 and S/.4,451,000, respectively.

(i)                 Contributions of non-controlling interest -
Salmueras Sudamericanas S.A.
In order to finance the Salmueras project, the General Shareholders´Meeting of the subsidiary Salmueras Sudamericanas S.A. held on January 9, 2012, agreed a contribution of S/.20,000,000. During the year ended as of December 31, 2012, the contribution made by Quimpac S.A. amounts to S/.2,307,000.

The General Shareholders´ Meeting held on July 15, 2013, only established a contribution of S/.10,000,000. During the year ended December 31, 2013, the contribution made by Quimpac S.A. amounts to S/.1,152,000.

All these contributions are partial payments of the capital commitment assumed by the Company and Quimpac S.A. for the brine project up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary.

The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/.1,355,000 and  S/.2,713,000, during the years 2013 and 2012, respectively, and this was recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

Fosfatos del Pacifico S.A.
The General Shareholders´Meeting of the subsidiary Fosfatos del Pacifico S.A. held on February 29, 2012, agreed a contribution of US$33,000,000 to the subsidiary, to be held in two parts of US$20,000,000 and US$13,000,000 on the following dates: April 15 and July 15, 2012, respectively. During the year ended December 31, 2012, MCA Phosphates Pte. contributed US$9,900,000 (equivalent to S/.26,250,000) to the subsidiary.

The General Shareholders´ Meeting of the subsidiary Fosfatos del Pacifico S.A. held on July 31, 2013, agreed a contribution of US$22,500,000, to be held in two parts of US$11,500,000 and US$11,000,000 in July and September 2013, respectively.  In connection with this agreement, during the year 2013, the contribution made by MCA Phosphates Pte. amounts to US$6,750,000, equivalent to S/.18,730,000.

Notes to the consolidated financial statements (continued)

The General Shareholders´ Meeting  of the subsidiary Fosfatos del Pacifico S.A. held on July 31, 2013 agreed a capital contribution up to US$3,300,000 from the Company, which will not include a change in the percentage of interests of the current shareholders´ structure in this subsidiary.  This capital contribution is destined to achieve nominal capacity of a brick plant (which is in a commissioning period).  The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/.829,000 during the year 2013, and it was recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

17.           Sales of goods
This caption is made up as follows:

	2013	2012	2011
	S/. (000)	S/. (000)	S/. (000)

Cement, concrete and blocks	1,102,079	972,241	802,959
Steel rebar and building materials	103,293	143,165	143,334
Quicklime	31,851	52,738	45,859
Other	2,465	1,664	2,818

	1,239,688	1,169,808	994,970

18.           Cost of sales
This caption is made up as follows:

	2013	2012	2011
	S/. (000)	S/. (000)	S/. (000)

Beginning balance of goods and finished products, note 8(a)	23,924	22,209	20,616
Beginning balance of work in progress, note 8(a)	56,018	52,642	27,267
Consumption of miscellaneous supplies	295,012	287,664	259,269
Maintenance and third-party services	124,609	164,502	105,031
Shipping costs	94,485	93,085	60,731
Personnel expenses, note 21(b)	72,493	67,805	57,165
Other manufacturing expenses	53,411	40,250	51,191
Depreciation	45,518	37,259	38,091
Costs of packaging	29,432	27,584	25,005
Ending balance of goods and finished products, note 8(a)	(19,102)	(23,924)	(22,209)
Ending balance of work in progress, note 8(a)	(59,561)	(56,018)	(52,642)

	716,239	713,058	569,515

19.           Administrative expenses
This caption is made up as follows:

	2013	2012	2011
	S/. (000)	S/. (000)	S/. (000)

Personnel expenses, note 21 (b)	106,366	91,683	90,266
Third-party services	72,594	81,978	80,641
Depreciation and amortization	10,353	10,695	9,542
Donations	6,256	6,750	3,733
Board of Directors compensation	5,618	5,103	5,394
Consumption of supplies	3,691	3,204	3,098
Taxes	3,396	2,828	2,785
Environmental expenditures, note 27	641	826	737

	208,915	203,067	196,196

Notes to the consolidated financial statements (continued)

20.           Selling and distribution expenses
This caption is made up as follows:

	2013	2012	2011
	S/. (000)	S/. (000)	S/. (000)

Personnel expenses, note 21(b)	14,517	13,960	10,145
Advertising and promotion	10,538	10,826	8,402
Third-party services	1,694	1,157	1,185
Provision for doubtful accounts, note 7(e)	227	105	-
Other	2,841	4,817	3,975

	29,817	30,865	23,707

21.           Employee benefits expenses
(a)                Employee benefits expenses are made up as follow:

	2013	2012	2011
	S/. (000)	S/. (000)	S/. (000)

Wages and salaries	100,486	87,990	80,892
Workers ‘profit sharing, note 13	29,184	27,522	29,477
Severance payments	19,432	17,451	18,324
Legal bonuses	13,530	12,892	10,426
Vacations	10,682	13,225	9,461
Long-term compensation, note 13	6,701	5,529	6,000
Training	2,817	2,903	116
Others	10,544	5,936	2,880

	193,376	173,448	157,576

(b)                Employee benefits expenses are allocated as follows:

	2013	2012	2011
	S/. (000)	S/. (000)	S/. (000)

Cost of sales, note 18	72,493	67,805	57,165
Administrative expenses, note 19	106,366	91,683	90,266
Selling and distribution expenses, note 20	14,517	13,960	10,145

	193,376	173,448	157,576

Notes to the consolidated financial statements (continued)

22.           Other operating income, net
This caption is made up as follows:

	2013	2012	2011
	S/. (000)	S/. (000)	S/. (000)

Recovery of expenses	9,009	2,413	2,522
Changes in the estimation of rehabilitation provision, note 13	1,068	-	-
Sales of miscellaneous supplies and laboratory tests	566	1,420	1,757
Income from land rental and office lease, note 25	461	449	442
Income from management and administrative services provided to Parent company, note 25	397	376	376
Dissolution of Zemex LLC (a)	(910)	-	-
Net (gain) loss on disposal of property, plant and equipment	(2,555)	3,901	203
Other minor-less than S/.200,000, net	245	(853)	4,038

	8,281	7,706	9,338

(a)                During 2013, the subsidiary Zemex LLC was liquidated and the capital contributions and final cash resulting from subsidiary liquidation were returned to both shareholders of the subsidiary. As a result, a final total amount of US$374,000 (equivalent to approximately S/.1,024,000) was distributed to the non-controlling interest. Under the Delaware Limited Liability Company Act, which is the corporate law applicable to Zemex LLC, the member of a dissolved LLC is not liable for the amount of any liquidation distribution received unless an action to recover such distribution is commenced within three years after the date of distribution and the distribution is judicially determined to have been wrongfully made.  The effect of the dissolution of this subsidiary corresponds to a expense of S/.910,000.

Notes to the consolidated financial statements (continued)

23.           Finance income
This caption is made up as follows:

	2013	2012	2011
	S/. (000)	S/. (000)	S/. (000)

Interest on term deposits, note 6(c)	26,300	22,194	2,562
Interests on accounts receivable	604	567	-
Dividends received	309	558	126
Interest on loans granted to Parent company, note 25	-	7	7

	27,213	23,326	2,695

24.           Finance costs
This caption is made up as follows:

	2013	2012	2011
	S/. (000)	S/. (000)	S/. (000)

Interest on senior notes, note 14	31,725	-	-
Interest on loans and borrowings	2,579	14,655	14,229
Amortization of costs of issuance of senior notes	1,493	-	-
Commissions on prepayments of debts (a)	808	7,354	-
Finance charges under finance leases	-	952	4,441
Other	23	670	443

Total interest expense	36,628	23,631	19,113
Unwinding of discount of long-term incentive plan, note 13	475	140	106

Total finance costs	37,103	23,771	19,219

(a)               As mentioned in note 14, in February 2013 the Group prepaid a loan with BBVA Banco Continental for S/.202,200,000, generating commissions and costs for approximately S/.808,000.  During 2012, the Group made prepayments amounting to S/.388,394,000 corresponding to three loans with BBVA Banco Continental, three loans with Banco de Credito del Peru and a finance lease with Banco de Credito del Peru (all these credits from previous year). These prepayments generated additional commissions and costs for approximately S/.7,354,000.

Notes to the consolidated financial statements (continued)

25.           Related party disclosure
Transactions with related entities -
During the years 2013, 2012 and 2011, the Company carried out the following transactions with its parent Company: Inversiones Pacasmayo S.A. (IPSA) and its affiliates:

	2013	2012	2011
	S/. (000)	S/. (000)	S/. (000)
Income
Fees for management and administrative services	397	376	376
Income from land rental services	278	273	284
Income from office lease	183	176	158
Interest on loans	-	7	7

Expense
Security services	1,372	1,160	941

Other transactions
Loan provided to IPSA	-	-	6,965
Loans provided to Sercopa	-	240	-
Loan obtained from IPSA	-	-	(6,700)

As a result of these transactions, the Company had the following rights and obligations with Inversiones Pacasmayo S.A. and its affiliates as of
December 31, 2013 and 2012:

	2013		2012
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/. (000)	S/. (000)	S/. (000)	S/. (000)

Inversiones Pacasmayo S.A.	62	14	70	-
Other	347	265	77	232

	409	279	147	232

Terms and conditions of transactions with related parties -
The sales to and purchases from related parties are made at terms equivalent to those that prevail in arm’s length transactions. Outstanding balances at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the years ended as of December 31, 2013, 2012 and 2011, the Group has not recorded impairment of receivables relating to amounts owed by relating parties.  This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Notes to the consolidated financial statements (continued)

Compensation of key management personnel of the Group -
The expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the management payroll amounted to S/.28,043,000, S/.26,687,000 and S/.31,918,000 during the 2013, 2012 and 2011, respectively. The Company does not compensate Management with post-employment or contract termination benefits or share-based payments.

26.           Earnings per share (EPS)
Basic earnings per share amounts are calculated by dividing the profit for the year attributable to common shares and investment shares of the equity holders of parent by the weighted average number of common shares and investment shares outstanding during the year.

The Group has no dilutive potential ordinary shares as of December 31, 2013, 2012 and 2011.

The following reflects the income and share data used in the basic and diluted EPS computations:

	2013	2012	2011
	S/. (000)	S/. (000)	S/. (000)
Numerator
Net profit attributable to ordinary equity holders of the Parent	155,634	159,005	67,694

	2013	2012	2011
	Thousands	Thousands	Thousands
Denominator
Weighted average number of common and investment shares	581,964	570,072	468,352

	2013	2012	2011
	S/.	S/.	S/.

Basic and diluted earnings for common and investment shares	0.27	0.28	0.14

The weighted average number of shares in 2012, takes into account the weighted average effect of changes in treasury share and the issuance of common and investment shares, explained in note 16 (a), (b) and (c).

There have been no other transactions involving common shares and investment shares between the reporting date and the date of the authorization of these consolidated financial statements.

Notes to the consolidated financial statements (continued)

27.           Commitments and contingencies
Operating lease commitments – Group as lessor
As of December 31, 2013, 2012 and 2011, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones Pacasmayo S.A.  This lease is annually renewable, and provides an annual rent of S/.278,000,  S/.273,000 and S/.284,000, respectively.

Operating lease commitments – Group as lessee
In May, 2012, the Group signed a contract with a third party to lease a land located in the north of Peru.  The lease has a term of maturity of 30 years. The expense for the year 2013 and 2012 amounted to S/.512,000 and S/.510,000, respectively, and it was recognized in the administrative expenses caption in the consolidated statement of profit or loss.

Future minimum rentals payable under non-cancellable operating leases as of December 31, 2013 and 2012 are as follows:

	2013	2012
	S/. (000)	S/. (000)

Within one year	559	559
After one year but not more than 3 years	5,033	1,118
After three 3 years but not more than five years	8,947	8,947
More than five years	102,893	107,367

	117,432	117,991

Capital commitments
As of 31 December 2013, the Group had the following main commitments:

-   Construction of a cement plant located in Piura by S/.280,307,000.
-   Commissioning of a diatomites brick plant in the North of Peru by S/.1,785,000.
-   Development activities of phosphoric rock by S/.1,524,000.
-   Commitment for development of brine Project up to US$100,000,000, see note 1. In connection with this commitment, as of December 31, 2013 the Group has made contributions for US$14,593,000.

Others commitments
-           Commitment of future sales of phosphoric rock to Mitsubishi Corporation when the project starts production, see note 1.
-           The Group maintains long-term electricity supply agreements which billings are determined taking into consideration consumption of electricity and other market variables.
-           Since November 2013, the Group has a five-year period natural gas supply agreement for its diatomite brick plant, which billings are determined taking into account consumption of natural gas and other market variables.  Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption.

Put and call options (“deadlock put/call options”)
According to the shareholders´ agreement subscribed between the Company and MCA, see note 1, in case of occurrence a deadlock situation or unexpected event, MCA has the option to sell all or a portion of the Fosfatos´ shares to the Company.  At the same time, in case of occurrence of a deadlock situation or unexpected event, as defined in the agreement, the Company has the option to require MCA to sell all or a portion of the Fosfatos´ shares. MCA has no restrictions to sell its non-controlling interest during any time to third parties.  The only other condition for the put and call is that each party must have own at least a 15% of interest in Fosfatos. The objective of the deadlock put/call option provision is to provide for an exit mechanism in those rare circumstances when reaching agreement on a critical matter becomes impossible.  The Company concluded that because the conditions that would make the put option over non-controlling interest exercisable are within the control of the company, the put option does not represent a financial liability at the consolidated statement of financial position date.

Notes to the consolidated financial statements (continued)

Mining royalty -
Third parties
Cementos Pacasmayo S.A.A. is required to pay a royalty to Compañia Pilar del Amazonas S.A., which is the owner of the surface of Bongara mining unit. This royalty is equivalent to 4% of net revenue obtained as a result of commercial exploitation carried out within the mining unit, and may not be less than US$300,000 annually. This royalty expense as of December 31, 2013, 2012 and 2011 amounted to S/.841,000, S/.773,000 and S/.824,000, respectively.  In December 2013, the Company has already returned back this concession to its owners.

The subsidiary Fosfatos del Pacífico S.A., signed an agreement with the Peruvian Government, Fundacion Comunal San Martin de Sechura and Activos Mineros S.A.C. related to the use of the Bayovar concession, which contains phosphoric rock and diatomites.  As part of this agreement, the Subsidiary Fosfatos del Pacifico S.A. is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$3 for each metric tons of diatomite extracted.  The annual royalty may not be less than the equivalent to 40,000 metric tons during the second year of production and 80,000 metric tons since the third year of production.  The related royalty expense amounted to S/.672,000, S/.612,000 and S/.392,000 for the year ended December 31, 2013, 2012 and 2011.

In December 2013, the Company signed an agreement with a third party, related to the use of the Bayovar concession, to carry out other non-metallic mining activities.  This agreement has a term of maturity of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract.

Peruvian government
On September 29, 2011, the Peruvian government amended the Royalty Mining Law to increase taxation on metallic and non-metallic mining activities. The amendment became effective since October 1, 2011. According to this law, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of: (i) an amount determined in accordance with a statutory scale of tax rates based on operating profit margin that is applied to the operating profit, as adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter. These amounts are estimated based on the unconsolidated financial statements of Cementos Pacasmayo S.A.A. and the subsidiaries affected by this mining royalty, prepared in accordance with IFRS.  Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

Management and its legal counsel believe that the specific regulations issued by the Ministry of Economy and Finance are unconstitutional because they impose with mining royalties tax on non-mining activities, which is not according with the Royalty Mining Law. In the case of the cement industry, this regulation states that the royalty must be calculated on operating profit or net sales of products whatever its stage, including, manually or industrially, finished products, hence the operating profit or net sales corresponds to cement sales and not under the limestone, mineral component used in the production of cement. As a consequence, the Group filed a claim against the Ministry of Economy and Finance and the Ministry of Mining and Energy asking to repeal the regulation of mining royalty referred to the definition of “the products whatever its stage”, so that royalty for non-metallic mining activities would be determined on base of the mineral resource effectively removed, as states the Mining Royalty Law.

Notes to the consolidated financial statements (continued)

In September 2012, the Company filed a constitutional claim to prevent the tax authority from applying the legal criteria defined in the amended royalty mining law retroactively, for the periods before such amendment was enacted, and to declare that the mining royalty tax applicable to the exploitation of non-metallic mining resources be calculated based solely on the value of the final product obtained from the mineral separation process, net of any costs incurred in that process (“componente minero”), excluding any profit obtained from the industrial activity.

In addition the Company has filed an anti-trust claim (“denuncia contra barreras burocráticas de acceso al Mercado”), with the National Institute for the Protection of Competition and Intellectual Property (Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual, or “INDECOPI”), to have certain provisions of the Royalty Mining Law regulations declared illegal, and, therefore, not applicable.

On December 26, 2012 and January 24, 2013, SUNAT issued tax assessments against the Company applying the new criteria established in the amended Royalty Mining Law, which included in the calculation profit obtained from industrial activity, to the year 2008 and 2009 amounting to S/.7,627,000 and S/.7,645,000, respectively, before the amendment was adopted.

On November 20, 2013, the Peruvian Constitutional Court, in a final and unappealable rule affirms the new regulation of the Royalty Mining Law violates the constitutional right of property, as well as, the principles of legal reservation and proportionality and, consequently, the new regulation is rendered inapplicable to the Company. Accordingly, the Group will continue using as basis for the calculation of the mining royalty the value of the concentrate or mining component and not the value of the product obtained by the industrial and manufacturing process.

Mining royalty expense paid to the Peruvian Government for the years 2013, 2012 and 2011 amounted to S/.461,000, S/.366,000 and S/.291,000, respectively, and recorded in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

Tax situation
During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company.  The income tax and value-added tax returns for the following years are open to review by the tax authorities:

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cemento Pacasmayo S.A.A.	2011-2013	2009-2013
Cementos Selva S.A.	2009/2011-2013	2009/2011-2013
Distribuidora Norte Pacasmayo S.R.L.	2010-2013	2009-2013
Empresa de Transmisión Guadalupe S.A.C.	2009-2013	2009-2013
Fosfatos del Pacífico S.A.	2009-2013	2009-2013
Salmueras Sudamericanas S.A.	2011-2013	2011-2013
Calizas del Norte S.A.C.	2013	2013
Corianta S.A. (*)	2009-2011	(**)
Tinku Generacion S.A.C. (*)	2009-2011	Dec. 2009-2011

(*) These subsidiaries were merged with the Company in December 2011.
(**) The years open to review by tax authorities for this entity are from January to May 2010 and from September to December 2011.

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group.  For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2013 and 2012.

Environmental matters
The Group’s exploration and exploitation activities are subject to environmental protection standards.

Environmental remediation -
Law No. 28271 regulates environmental liabilities in mining activities.  This Law has the objectives of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

In compliance with the above-mentioned laws, the Group presented preliminary environmental studies (PES), declaration of environmental studies (DES) and Environmental Adaptation and Management Programs (EAMP) for its mining concessions.

Notes to the consolidated financial statements (continued)

The Peruvian authorities approved the EAMP presented by the Group for its mining concessions and exploration projects.  A detail of plans and related expenses approved is presented as follows:

		Resolution	Year of	Program	Year expense
Project unit	Resource	Number	approval	approved	2013	2012	2011
					S/. (000)	S/. (000)	S/. (000)

Tembladera	Quicklime	RD.019-97-EM/DGM	1997	EAMP	230	312	395
Rioja	Quicklime	OF.28-2002-MITINCI	2002	EAMP	339	280	228
Bayovar	Diatomite	OF.5757-01/PRODUCE	2011	DES	72	171	24
Bayovar	Phosphoric rock	OF.02121-2009/PRODUCE	2009	DES	-	32	-
Bongara	Zinc	RD.176-2007-MEN/AAM	2007	PES	-	31	90

					641	826	737

The Group incurs environmental expenditures related to existing environmental damages caused by current operations.  These expenditures which amounted to S/.641,000, S/.826,000 and S/.737,000 during 2013, 2012 and 2011, respectively, are expensed in the year the expenditure is incurred and are presented in administrative expenses caption, see note 19.  As of December 31, 2013 and 2012, the Group did not have liabilities in connection with these expenditures since they were all settled before year-end.

Rehabilitation provision -
Additionally, Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2013 and 2012, the Group maintains a provision for closure of mining unit (Bongara), which is currently without operations, amounting to S/.3,645,000 and S/.4,909,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines. Refer to note 13.

Legal claim contingency
Some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent S/.2,881,000.  Of this amount, S/.583,000  corresponded to labor claims from former employees and S/.2,298,000 related to the tax assessments received from the Tax Administration corresponding to the income tax of 2009, which was reviewed by  the Tax Authority during 2012.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.  The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed.  Accordingly, no provision for any liability has been made in these consolidated financial statements as of December 31, 2013 and 2012.

28.           Financial risk management, objectives and policies
The Group’s main financial liabilities comprise loans and borrowings, bank overdraft, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations.  The Group´s main financial assets include cash and term deposits and trade and other receivables that derive directly from its operations.  The Group also holds available-for-sale financial investments.

Notes to the consolidated financial statements (continued)

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks.  The Group’s senior management is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group.  The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group´s policies and risk objectives.

The Management reviews and agrees policies for managing each of these risks, which are summarized below.

Market risk -
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market risk. Market risk comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include borrowings, bank overdraft, deposits, and available-for-sale financial investments.

The sensitivity analyses shown in the following sections relate to the consolidated position as of December 31, 2013 and 2012.  The sensitivity analyses have been prepared on the basis that the amount of net debts, the ratio of fixed to floating interest rate of the debt and the proportion of financial instruments in foreign currencies are all constant at the date of the consolidated statement of financial position.

Interest rate risk -
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2013 and 2012, all of the Group’s borrowings are at a fixed rate of interest; consequently, we will not and disclose interest rate sensitivity because the Group had no floating rates loans.

Foreign currency risk -
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency).

The Group does not hedge its exposure to the currency risk.

Notes to the consolidated financial statements (continued)

Foreign currency sensitivity
The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant.  The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

2013	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/. (000)

	+5	(21,972)
	+10	(43,944)
	-5	21,972
	-10	43,944

2012	Change in US$ rate	Effect on profit before tax
U.S. Dollar	%	S/. (000)

	+5	786
	+10	1,572
	-5	(786)
	-10	(1,572)

Commodity price risk -
The Group is affected by the price volatility of certain commodities.  Its operating activities require a continuous supply of coal.  The Group does not use forward commodity purchase contracts to hedge the purchase price of coal. Based on a 12-month forecast about the required coal supply, the Group signs fixed - price agreements every 12 months.

Commodity price sensitivity
The following table shows the effect of price changes in coal in 1-year period:

	Change in year-end price	Effect on profit before tax
	%	S/. (000)
2013
	+10	(4,795)
	-10	4,795
2012
	+10	(2,064)
	-10	2,064

Equity price risk -
The Group’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future values of the investment securities.  The Group’s Board of Directors reviews and approves all equity investment decisions.

At the reporting date, the exposure to listed and unlisted equity securities at fair value was S/.36,058,000, see Note 9(a). A decrease of 10% on Lima stock exchange (BVL) market index could have an impact of approximately S/.3,606,000 on the income or equity attributable to the Group, depending on whether or not the decline is significant or prolonged.  An increase of 10% in the value of the listed securities would only impact equity but would not have an effect on profit or loss.

Notes to the consolidated financial statements (continued)

Credit risk -
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.  The Group is exposed to a credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade receivables
Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management.  Credit quality of the customer is assessed and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by  letters of credit.  As of December 31, 2013 and 2012, the Group had 4 and 8 customers, respectively, that owed the Group more than S/.15,000,000 and accounted for approximately 33%  and 36%, for all receivables owing.  There were 18 and 21 customers during the year 2013 and 2012, respectively, with balances greater than S/.700,000 each and accounting for just over 63% and 56%  the total amounts receivable.

An impairment analysis is performed at each reporting date on an individual basis for major clients. In addition, a large number of minor receivables are grouped into homogenous groups and assessed for impairment collectively.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 7.  The Group does not hold collateral as security.

Financial instruments and cash deposits
Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy.  Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty.  Counterparty credit limits are reviewed by the Management on an annual basis, and may be updated throughout the year subject to approval of the Group’s financial management.  The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure as of December 31, 2013 and 2012. The Group’s maximum exposure to credit risk for the components of the consolidated statement of financial position is the carrying amounts as showed in Note 6.

Liquidity risk -
The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans, debentures and finance leases contracts.  Access to sources of funding is sufficiently available and debt maturing within 12 months can be rolled over with existing lenders.

Excessive risk concentration –
Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

Notes to the consolidated financial statements (continued)

In order to avoid excessive concentrations of risk, the Group’s policies and procedures include specific guidelines to focus on the maintenance of a diversified portfolio. Identified concentrations of credit risks are controlled and managed accordingly.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)

As of December 31, 2013
Interest-bearing loans	-	-	-	-	824,022	824,022
Interests	-	18,873	18,873	150,984	169,857	358,587
Trade and other payables	279	112,560	3,754	-	-	116,593

As of December 31, 2012
Interest-bearing loans and bank overdraft	13,255	-	9,629	192,571	-	215,455
Interests	-	3,256	9,767	32,670	-	45,693
Trade and other payables	232	108,403	8,738	-	-	117,373

Capital management -
For the purpose of the Group’s capital management, capital includes capital stock, investment shares, additional paid-in capital and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to maximize the shareholders’ value.

In order to achieve this overall objective, the Group’s capital management, amongst other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the creditors to immediately call senior notes. There have been no breaches in the financial covenants of any interest-bearing loans and borrowing in the current period.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the requirements of the financial covenants.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2013 and 2012.

Notes to the consolidated financial statements (continued)

29.           Financial assets and financial liabilities
(a)               Financial asset and liabilities –
Financial assets -

	2013	2012
	S/. (000)	S/. (000)

Available-for-sale financial investments at fair value through OCI
Quoted equity shares	967	831
Unquoted equity shares	35,091	34,056
Total available-for-sale investments, note 9(b)	36,058	34,887
Total financial instruments at fair value	36,058	34,887

Total current	-	-
Total non-current	36,058	35,857
	36,058	34,887

Except available-for-sale investments, all financial assets which included cash and cash equivalents and trade and other receivables are classified in the category of loans and receivables are held to maturity and generate fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -
All financial liabilities of the Group include trade and other payables, bank overdraft and interest-bearing loans and borrowings are classified as loans and borrowings and are carried at amortized cost.

(b)           Fair values -
Set out below, is a comparison by class of the carrying amounts and fair values of the Group’s financial instruments that are carried in the consolidated financial statements:

	Carrying amount		Fair value
	2013	2012	2013	2012
	S/. (000)	S/. (000)	S/. (000)	S/. (000)

Financial assets
Available-for-sale financial investments	36,058	34,887	36,058	34,887

Total financial assets - non-current	36,058	34,887	36,058	34,887

Financial liabilities
Financial obligations:
Senior Notes / Loans at fixed rates	824,022	202,200	738,527	169,079

Total financial liabilities	824,022	202,200	738,527	169,079

The management assessed that cash and term deposits, trade receivables, trade payables, bank overdrafts and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Notes to the consolidated financial statements (continued)

The following methods and assumptions were used to estimate the fair values:

-   Fair values of interest-bearing loans and borrowings are estimated by using discounting future cash flows method using discount rates that reflect the issuer´s borrowing rate as at the end of the reporting period. The own non-performance risk as of December 31, 2013 and 2012, was assessed to be insignificant.

-   Fair value of available-for-sale investments is derived from quoted market prices in active markets.

-   Fair value of unquoted available-for-sale financial investments is estimated using a technique for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly, see note 9(b).

(c)           Fair value measurement  -
The following table provides the fair value measurement hierarchy of the Group´s assets and liabilities.

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2013 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	S/. (000)	S/. (000)	S/. (000)	S/. (000)
Assets measured at fair value:
Available-for-sale financial investments (Note 9):
Quoted equity shares	967	967	-	-
Unquoted equity shares	35,091	-	35,091	-

Total financial assets	36,058	967	35,091	-
Liabilities for which fair values are disclosed:
Senior Notes	738,527	-	738,527	-

Total financial liabilities	855,120	-	855,120	-

There have been no transfers between Levels during the period ending December 31, 2013.

Notes to the consolidated financial statements (continued)

Fair value hierarchy for financial instruments measured at fair value as of December 31, 2012

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2012 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	S/. (000)	S/. (000)	S/. (000)	S/. (000)
Assets measured at fair value:
Available-for-sale financial investments (Note 9):
Quoted equity shares	831	831	-	-
Unquoted equity shares	34,056	-	34,056	-

Total financial assets	34,887	831	34,056	-
Liabilities for which fair values are disclosed:
Loans at fixed rates	169,079	-	169,079	-

Total financial liabilities	169,079	-	169,079	-

There have been no transfers between Levels during the period ending December 31, 2012.

Notes to the consolidated financial statements (continued)

30.           Segment information
For management purposes, the Group is organized into business units based on their products and activities and have three reportable segments as follows:

-   Production and marketing of cement, concrete and blocks in the northern region of Peru.
-   Sale of construction supplies (steel rebar and building materials) in the northern region of Peru.
-   Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business unit separately for purposes of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	Revenues from external customers	Revenues from inter segments	Total revenue	Gross profit margin	Provision for impairment of zinc mining assets	Other operating income, net	Administrative expenses	Selling and distribution expenses	Finance costs	Finance income	(Loss) gain from exchange difference, net	Profit before income tax	Income tax expense	Profit for the year
	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)

2013
Cement, concrete and blocks	1,102,079	2	1,102,081	514,785	-	12,257	(184,365)	(27,591)	(35,714)	25,341	(46,588)	258,125	(90,627)	167,498
Construction supplies	103,293	48	103,341	3,363	-	445	(2,054)	(1,893)	(2)	52	4	(85)	30	(55)
Quicklime	31,851	-	31,851	5,035	-	289	(5,997)	(253)	(1,387)	990	(1,857)	(3,180)	1,116	(2,064)
Other	2,465	2,896	5,361	266	-	(4,710)	(16,499)	(80)	-	830	11	(20,182)	7,086	(13,096)
Adjustments and eliminations	-	(2,946)	(2,946)	-	-	-	-	-	-	-	-	-	-	-
Consolidated	1,239,688	-	1,239,688	523,449	-	8,281	(208,915)	(29,817)	(37,103)	27,213	(48,430)	234,678	(82,395)	152,283

2012
Cement, concrete and blocks	972,241	1,415	973,656	440,502	-	3,326	(169,157)	(27,123)	(22,250)	20,529	(431)	245,396	(78,905)	166,491
Construction supplies	143,165	980	144,145	4,898	-	354	(2,669)	(2,406)	-	56	(21)	212	(68)	144
Quicklime	52,738	-	52,738	12,898	-	43	(10,051)	(820)	(1,520)	1,441	(23)	1,968	(632)	1,336
Other	1,664	2,567	4,231	(1,548)	-	3,983	(21,190)	(516)	(1)	1,300	(261)	(18,233)	5,862	(12,371)
Adjustments and eliminations	-	(4,962)	(4,962)	-	-	-	-	-	-	-	-	-	-	-
Consolidated	1,169,808	-	1,169,808	456,750	-	7,706	(203,067)	(30,865)	(23,771)	23,326	(736)	229,343	(73,743)	155,600

2011
Cement, concrete and blocks	802,959	2,497	805,456	408,760	-	8,530	(168,220)	(19,682)	(19,389)	4,770	1,212	215,981	(79,820)	136,161
Construction supplies	143,334	5,822	149,156	4,471	-	664	(4,814)	(2,479)	(186)	92	61	(2,191)	810	(1,381)
Quicklime	45,859	-	45,859	12,106	-	401	(10,310)	(730)	(1,132)	74	83	492	(182)	310
Other	2,818	2,519	5,337	118	(95,994)	(257)	(12,852)	(816)	(953)	200	120	(110,434)	40,813	(69,621)
Adjustments and eliminations	-	(10,838)	(10,838)	-	-	-	-	-	2,441	(2,441)	-	-	-	-
Consolidated	994,970	-	994,970	425,455	(95,994)	9,338	(196,196)	(23,707)	(19,219)	2,695	1,476	103,848	(38,379)	65,469

Notes to the consolidated financial statements (continued)

	Segment assets	Other assets	Total assets	Operating liabilities	Capital expenditure	Depreciation	Provision of inventory net realizable value and obsolescence
	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)	S/. (000)

2013
Cement, concrete and blocks	2,596,649	-	2,596,649	1,051,566	155,657	(50,409)	(260)
Construction supplies	21,773	-	21,773	45,839	47	(59)	-
Quicklime	134,924	-	134,924	-	2,904	(4,333)	-
Other	325,133	36,058	361,191	7,662	51,986	(1,070)	2,452
Consolidated	3,078,479	36,058	3,114,537	1,105,067	210,594	(55,871)	2,192

2012
Cement, concrete and blocks	1,929,599	-	1,929,599	445,985	215,647	(45,738)	(830)
Construction supplies	23,122	-	23,122	33,728	15	(71)	-
Quicklime	133,748	-	133,748	-	-	(1,607)	-
Other	261,968	34,887	296,855	9,496	54,570	(538)	(2,448)
Consolidated	2,348,437	34,887	2,383,324	489,209	270,232	(47,954)	(3,278)

2011
Cement, concrete and blocks	1,623,726	-	1,623,726	854,065	191,356	(42,316)	-
Construction supplies	12,741	-	12,741	14,279	22	(854)	-
Quicklime	139,855	-	139,855	5,896	6,377	(2,447)	-
Other	149,429	22,074	171,503	-	43,460	(1,325)	-
Consolidated	1,925,751	22,074	1,947,825	874,240	241,215	(46,942)	-

Notes to the consolidated financial statements (continued)

Revenues from one customer, arising from sales within the quicklime segment, amounted to S/.22,450,000, S/.21,105,000 and S/.16,378,000 in 2013, 2012 and 2011,
respectively.

Capital expenditure consists of S/.210,594,000, S/.270,232,000 and S/.241,215,000 in December 2013, 2012 and 2011, respectively, corresponding to additions of property, plant and equipment, exploration and evaluation assets and other minor non-current assets.  During 2013, 2012 and 2011, there were no purchases of assets through capital leases.

Inter-segment revenues of S/.2,946,000, S/.4,962,000 and S/.10,838,000 during the years ended as of December 31, 2013, 2012 and 2011, respectively were eliminated on consolidation.

The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates and brine projects).

Other assets
As of December 31, 2013 and 2012, corresponds to the available-for-sale investments caption for approximately S/.36,058,000 and S/.34,887,000, respectively, which is not allocated to a segment.

Geographic information
All revenues are from Peruvian clients.

As of December 31, 2013 and December 31, 2012, all non-current assets are located in Peru. During 2012, the subsidiary Zemex LLC. had a land amounted to S/.2,312,000 that was located in United States of America (its only non-current asset). This land was sold in December 2012 for S/.6,202,000, resulting in a net gain of S/.3,992,000 which was recorded in the consolidated statement of income of the year 2012. During 2013, the subsidiary Zemex LLC was liquidated and the capital contributions and final cash resulting from subsidiary liquidation were returned to both shareholders of the subsidiary. See note 22 for further details.